August 12, 2011	ATTORNEYS AT LAW 321 NORTH CLARK STREET, SUITE 2800 CHICAGO, IL 60654-5313 312.832.4500 TEL 312.832.4700 FAX foley.com

WRITER’S DIRECT LINE 312.832.5178 pdaugherty@foley.com EMAIL

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CurrencyShares South African Rand Trust

CurrencyShares Singapore Dollar Trust

CurrencyShares Russian Ruble Trust

Ladies and Gentlemen:

On behalf of Rydex Specialized Products LLC (the “Sponsor”), sponsor of the above-captioned Trusts (collectively, the “Trusts”), we are filing with you, today, Registration Statements on Form S-3 for each of the Trusts (the “Registration Statements”). We are writing to advise you of a disclosure practice adopted by the Sponsor in preparing the Registration Statements, as that information may help you decide whether to review the Registration Statements.

Unrelated to the filings made today, the Sponsor, as sponsor of the CurrencyShares Chinese Renminbi Trust (the “Renminbi Trust”), has prepared and filed a Registration Statement (File No. 333-17640) on Form S-1 (the “Renminbi Registration Statement”) and, in response to a Staff comment letter dated June 28, 2011, a pre-effective Amendment No. 1 to the Renminbi Registration Statement (“Amendment No. 1”). Earlier this week, Erin Martin, Esq., of the Staff, advised us orally that Amendment No. 1 satisfied all of the Staff’s comments made in the Renminbi Comment Letter (other than a Staff reminder that audited financial statements would need to be filed in another pre-effective amendment to the Renminbi Registration Statement).

We hereby advise you that the comments made in the Renminbi Comment Letter have been taken into account and resolved in the Registration Statements as if the Renminbi Comment Letter had addressed the Registration Statements. The Trusts and the offerings to be made pursuant to the Registration Statements are structurally identical to the Renminbi Trust and the offering to be made under the Renminbi Registration Statement as amended. Accordingly, we respectfully submit that the public interest and the protection of investors would not be served by Staff review of any of these Registration Statements.

Should there be any question or concern about any of these filings, please call Patrick Daugherty at (312) 832-5178. In his absence, contact Jacob Babcock at (312) 832-4373.

Respectfully submitted,

FOLEY & LARDNER LLP

By:	/s/ Patrick Daugherty
Patrick Daugherty

cc:	Mr. Nickolaos Bonos

Mr. Kevin Farragher

Jacob Babcock, Esq.

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